This letter omits confidential information included in an unredacted version of this letter, which was delivered separately to the Division of Corporation Finance of the Securities and Exchange Commission. Asterisks denote the omission of the confidential information from the text of this version of such letter.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

Flowers Foods 1919 Flowers Circle Thomasville, Georgia 31757 229.226.9110 flowersfoods.com

December 2, 2022

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:           Mr. Karl Hiller, Branch Chief

Mr. John Cannarella

Ms. Lily Dang

Re:	Flowers Foods, Inc.

Form 10-K for the Fiscal Year ended January 1, 2022

Filed February 23, 2022

File No. 001-16247

Dear Messrs. Hiller and Cannarella and Ms. Dang:

Flowers Foods, Inc., a Georgia corporation (“we,” “our,” or the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated October 25, 2022 (the “Comment Letter”) with respect to our Form 10-K for fiscal year ended January 1, 2022 filed February 23, 2022 (the “2021 Form 10-K”). For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter.

Form 10-K for the Fiscal Year ended January 1, 2022

Properties, page 21

1.

We understand from your response to prior comment one that you considered but did not select one alternative for disclosing information that would reasonably inform investors as to the productive capacity and extent of utilization of your principal physical properties to comply with Instruction 1 to Item 102 of Regulation S-K.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

You explain that you do not believe detailed information for each bakery would materially enhance an investors understanding of your business though do not address other alternatives. We note that you have proposed disclosure to explain that your bakeries “have adequate production utilization” and are “able to meet” current requirements.

While we do not object to your view on the utility of the disclosure approach considered and described in your response, we believe that you should nevertheless consider other alternatives and formulate disclosure that is responsive to this requirement.

As described in Instruction 1 to Item 102, productive capacity and the extent of utilization may be provided on a collective basis if appropriate, as for similar types of facilities.

For example, if there are notable differences in utilization of bakeries engaged in production versus production and sales, a distinction introduced in your prior response, you may address this requirement on a collective basis for these two groups.

Please also clarify the extent of any reliance on third party manufacturers in meeting demand to provide context for your utilization metrics and in describing your facilities as adequate and able to meet current requirements. We reissue prior comment one.

Response:

In response to the Staff’s comment, we propose providing additional disclosure prospectively in future filings in the Properties section of our Form 10-Ks, including disclosure that includes a discussion of the range of our total production utilization during the course of the year on a consolidated basis, consistent with the revised disclosure from our 2021 Form 10-K as follows:

“Item 2. Properties

Our principal executive offices are company owned and located in Thomasville, Georgia. The company also leases properties that are used for shared services functions and our IT group and owns several properties for our corporate offices. The company also has an additional shared services center at its Phoenix, Arizona bakery.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

We operate 46 bakeries across the continental U.S. Each of the listed bakeries are company owned except for Modesto, California and Philadelphia, Pennsylvania, which are leased. We believe that our bakeries have adequate production utilization and can meet the current operational requirements for the operation of the business. Additionally, across the continental U.S. in the markets we serve, we own approximately 140 warehouse/distribution centers and lease approximately 550 warehouse/distribution centers.

The table below sets forth the production and sales operations in our bakeries:

Alabama

Birmingham (PS)

Montgomery (P)

Tuscaloosa (P)

Arizona

Mesa (PS)*

Phoenix (PS)

Tolleson (P)

Arkansas

Batesville (PS)

Texarkana (P)

California

Modesto (Leased) (PS)

Colorado

Johnstown (P)

Florida

Bradenton (PS)

Jacksonville (PS)

Lakeland (PS)

Miami (PS)

Georgia

Atlanta (P)

Savannah (PS)

Suwanee (P)

Thomasville (PS)

Tucker (P)

Villa Rica (PS)

Kansas

Lenexa (PS)

Kentucky

Bardstown (PS)

London (PS)*

Louisiana

Baton Rouge (PS)

Lafayette (P)

New Orleans (PS)

Maine

Lewiston (P)

Lewiston (PS)

Nevada

Henderson (PS)

North Carolina

Goldsboro (PS)

Jamestown (PS)

Newton (PS)

Oregon

Milwaukie (PS)

Pennsylvania

Oxford (PS)

Philadelphia (Leased) (PS)

Tennessee

Cleveland (P)

Crossville (PS)*

Knoxville (PS)

Texas

Denton (PS)

El Paso (PS)

Houston (P)

Houston (PS)

San Antonio (PS)

Tyler (PS)

Virginia

Lynchburg (P)

Norfolk (PS)

P – Production Only PS – Production and Sales * Only thrift stores sales

We believe our facilities are well-maintained and adequate, that they are being appropriately utilized and that they have sufficient production utilization for their present intended purposes. The extent of utilization of such facilities varies based on seasonal demand for our products. On a consolidated basis during fiscal 2021, our average quarterly production utilization ranged from 91% to 98% across all bakeries. Production utilization is not materially different when a sales facility is also located at the bakery.”

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

Management’s Discussion and Analysis

Results of Operations , page 33

2.

We note that you have declined to comply with prior comment two, seeking disclosure of volumes that correlate with the branded retail, store branded retail, and non-retail revenues that you report on page 33, and disaggregation of the analysis of changes in total revenues on a similar basis to comply with Item 303(b) and (b)(2)(iii) of Regulation S-K.

You explain that you do not believe further details would materially enhance an investors understanding of your business or operating results, and would be competitively harmful because it would give competitors detailed insight into your sales strategy.

However, your statements about volumetric changes in revenue categories and components do not appear to have adequate context, without quantification of the actual volumes sold in any period, or of the actual changes in volumes sold.

For example, the following disclosure excerpts from page 34 do not describe the extent to which changes in revenues are attributable to changes in prices or to changes in the volume or amount of goods being sold, or to the introduction of new products.

•

“In Fiscal 2021, the company has experienced a favorable sales mix of branded retail sales....The mix of branded retail sales to total sales remained consistent with Fiscal 2020 which benefitted from increased demand....”

•

“We continued to invest in our brands in Fiscal 2021, including targeting the e-commerce channel which has experienced significant growth during the ongoing pandemic. Improved promotional efficiency (measurement of a promotion’s impact on operating performance) in the current year also mitigated the sales decrease.”

•

“Branded retail sales declined...Positive pricing actions and favorable mix shifts in Fiscal 2021 mostly offset volume declines. We experienced a significant increase in prior year volumes as a result of the onset of the pandemic and the impact of the additional week. Sales of our branded traditional loaf breads experienced the largest declines as we focused production on these items in the prior year....”

•

“Both our DKB organic products and Canyon Bakehouse gluten-free products continued to experience volume growth in Fiscal 2021 which partially offset the branded retail sales decline. Fiscal 2021 volumes were still significantly higher than our historical pre-pandemic levels.”

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

•

“Store branded retail sales declined significantly due to decreased volume for store branded breads, buns and rolls...partially offset by increased sales of store branded cake and gluten-free products.”

•

“Sales of our store branded retail products had been declining...and we have experienced an acceleration of this trend during the pandemic, partly due to executing on our strategy to prioritize a more favorable sales mix of branded retail sales.”

While we would not object if you prefer to limit disclosures of volumetric changes to directional remarks when discussing individual components of the revenue categories that are not individually exhibiting material effects, we continue to believe that you should provide meaningful volumetric measures that correlate with your principal revenue categories to provide adequate context for the discussion and analysis.

However, we expect that you have alternatives for quantifying this information. Please describe for us the various volumetric measures that are utilized to manage operations for each of the principal revenue categories and products within those categories, and explain how you have considered the comparative utility of these measures for disclosure.

Tell us how knowledge of volumes associated with revenues would constitute “detailed insight into your sales strategy,” as you have expressed, and how this concern would vary among and the volumetric alternatives. It should be clear how such disclosure would not simply reinforce and clarify disclosures that you have already made, including those noted above, also considering remarks made during earnings calls and in other forums.

For example, the transcript of your 2022 second quarter earnings call includes the statements “our goal over time is to not only grow dollars but continue growing our unit share,” “we saw private label gain a little bit of unit share, 10 basis points of unit share,” “overall private label units, they were down almost 8 million units in the quarter,” and “DKB’s unit declines were primarily in California and the mass channel.” We also see average unit prices disclosed for several retail brands in your September 8, 2022 presentation for the Barclays Global Consumer Staples Conference on your website.

In conjunction with the foregoing, please explain to us how you have calculated the percentage change in revenue attributed to “Pricing/mix” on page 33 and submit for our review detailed computations of all three percentages presented in the tabulation.

If the Pricing/mix percentage reflects volumetric changes (e.g. selling fewer store branded retail products and a greater number of branded retail products at higher prices), also tell us your rationale for this approach and how the percentage of the change in revenue that is attributed to volume would be representationally faithful, in your view.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

Please submit for our review the incremental revisions that you believe would resolve the concerns outlined above or if you would like us to further consider your position, also provide us with schedules of revenues and volumes for each category of revenues and corresponding details for material products within these groups for each period.

Response:

Pursuant to Item 303(b) of Regulation S-K, registrants must provide certain material information related to liquidity and capital resources, results of operation and critical accounting estimates in their discussion of financial condition, changes in financial condition and results of operations, and must provide such other information that the registrant believes to be necessary to an understanding of its financial condition, changes in financial condition and results of operations. Specifically, Item 303(b)(2)(iii) of Regulation S-K requires registrants to describe material changes in net sales or revenue period over period to the extent such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. For the reasons discussed below, the Company believes that the revised disclosure proposed below addresses the disclosure requirements of Item 303(b) and (b)(2)(iii) of Regulation S-K, while balancing competitive considerations related to certain information.

Accordingly, in response to the Staff’s comment, we propose prospectively in future filings including the following disclosure in the MD&A of our Form 10-Ks and Form 10-Qs:

“The company disaggregates sales into branded retail and other categories. This aligns with our brand-focused strategy to drive above-market growth via innovation and focusing on higher margin products. The other category includes store branded retail and non-retail (foodservice, restaurant, institutional, vending, thrift stores, and contract manufacturing).

	Fiscal 2021		Fiscal 2020
	52 weeks		53 weeks
	$	%	$	%	% Change

	(Amounts in thousands)		(Amounts in thousands)
Branded Retail	$2,875,418	66.4	$2,914,072	66.4	(1.3)
Other	1,455,349	33.6	1,473,919	33.6	(1.3)

Total	$4,330,767	100.0	$4,387,991	100.0	(1.3)

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

Percentage point change in sales attributed to:	Branded Retail	Other	Total
Price/mix*	4.8%	4.6%	4.6%
Volume*	-4.4%	-4.2%	-4.2%
Impact of 53rd week in the prior fiscal year	-1.7%	-1.7%	-1.7%

Total percentage change in sales	-1.3%	-1.3%	-1.3%”

We will make conforming changes consistently throughout the remainder of the MD&A and other disclosures in our Form 10-Ks and Form 10-Qs, as applicable. Additionally, the narrative sales discussion in the MD&A of our Form 10-Ks and Form 10-Qs will have specific subheaders such as: “Branded Retail” and “Other”, with additional context and qualitative disclosure included therein.

After considering the Staff’s comments and the Company’s current corporate strategy, the Company’s proposed revisions include sales, price/mix and volume disclosures by the branded retail and other categories. These revised disclosures provide investors insights regarding the material changes in prices and volumes in accordance with Regulation S-K at a level that is consistent with the Company’s currently stated business objective to focus on branded retail sales. The store branded retail and non-retail and other categories, though historically disclosed individually, would be combined into the “other” category. To the extent material, narrative qualitative and directional discussion of the components of the store branded retail and non-retail and other categories, including store branded retail, foodservice, restaurant, institutional, vending, thrift stores, and contract manufacturing, will be provided consistent with our existing disclosure. To the extent material, the Company believes that this additional narrative and directional disclosure provides the context necessary for investors to understand the various market trends without disclosing information that would be competitively harmful to the Company.

In addition to this disclosure, the Company will provide enhanced disclosure in the footnotes to the table regarding how it defines price/mix and volume. [***]1

[1]	The information consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO001).
***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND FILED SEPARATELY WITH THE COMMISSION.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

Although the foregoing proposed revisions do modify the sales disclosure previously provided in our MD&A, we believe our proposed presentation of both sales and disaggregated price/mix and volume data by “branded retail” and “other” category provides more meaningful disclosure to our investors that is aligned with our business strategy and includes significant additional information regarding our branded retail business strategy, which is the largest component of our business. [***]2

[***]3

We believe the proposed revisions to our disclosure provide the material information required by Regulation S-K, while at the same time, protecting competitively sensitive information that would be harmful to the Company if disclosed. We will continue to assess in future periods how such disclosure should be revised to provide required material information to investors.

Additionally, pursuant to the Staff’s request, we created schedules of our sales and units by channel/sales class for Fiscal Year 2021 and confidentially submitted the schedules through the Staff’s Kiteworks portal.

[2]	The information consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO002).
[3]	The information consists of one page redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO003).
***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND FILED SEPARATELY WITH THE COMMISSION.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 229-227-2284.

Sincerely yours,

/s/ R. Steve Kinsey
R. Steve Kinsey
Chief Financial Officer and
Chief Accounting Officer

Copies to:

Ms. Stephanie B. Tillman

Mr. Joel T. May